Exhibit (d)(2)(ii)

Schedule A to Sub-Advisory Agreement

Revised as of November 1, 2015

Fund	Annual Fee Rate (stated as a percentage of the Fund’s average daily net assets)	Effective Date
Allianz NFJ Emerging Markets Value Fund	0.65%	12/18/12
Allianz NFJ Global Dividend Value Fund	0.50%	5/27/09
Allianz NFJ International Small-Cap Value Fund	0.55%	11/1/15
Allianz NFJ International Value II Fund	0.50%	9/22/11

IN WITNESS WHEREOF, ALLIANZ GLOBAL INVESTORS FUND MANAGEMENT LLC and NFJ INVESTMENT GROUP LLC have each caused this Schedule A to Sub-Advisory Agreement to be signed in its behalf by its duly authorized representative, as of the date first above written.

ALLIANZ GLOBAL INVESTORS FUND MANAGEMENT LLC

By:	/s/ Julian Sluyters
Name:	Julian Sluyters
Title:	Chairman-Management Board

NFJ INVESTMENT GROUP LLC

By:	/s/ Barbara R. Claussen
Name:	Barbara R. Claussen
Title:	Managing Director

[Schedule A to Sub-Advisory Agreement – Signature Page]